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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                              Amendment No. 1 to
                                  Schedule TO
                     Tender Offer Statement under Section
          14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                          Lifschultz Industries, Inc.
                           (Name of Subject Company)

                          Saltwater Acquisition Corp.
                              Danaher Corporation
                        (Name of Filing Person-Offeror)

                   Common Stock, Par Value $0.001 Per Share
                        (Title of Class of Securities)

                                  531925 20 4
                     (CUSIP Number of Class of Securities)

                              Patrick W. Allender
                           Executive Vice President,
                     Chief Financial Officer and Secretary
                   2099 Pennsylvania Avenue, NW, 12th Floor
                          Washington, D.C. 20006-1813
                           Telephone: (202) 828-0850
           (Name, Address and Telephone Number of Person Authorized
      to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copy to:

                             Mark A. Dewire, Esq.
                          Wilmer, Cutler & Pickering
                               2445 M Street, NW
                          Washington, D.C. 20037-1420
                           Telephone: (202) 663-6000


[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]  third-party tender offer subject to Rule 14d-1.
[_]  issuer tender offer subject to Rule 13e-4.
[_]  going-private transaction subject to Rule 13e-3.
[_]  amendment to Schedule 13D under Rule l3d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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     This Amendment No. 1 (the "Amendment") amends and supplements the Tender
Offer Statement on Schedule TO filed by Danaher Corporation, a Delaware corporation ("Danaher"), and Saltwater Acquisition Corp., a Delaware corporation and an indirect, wholly-owned subsidiary of Danaher (the "Purchaser"), on May 22, 2001 (the "Schedule TO"), relating to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (the "Shares"), of Lifschultz Industries, Inc., a Delaware corporation ("Lifschultz") at $22.80 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 22, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO.

     All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule TO.

    The Items of the Schedule TO set forth below are hereby supplemented and, as so supplemented, amended as follows:

Item 7.    Source and Amount of Funds or Other Consideration

     Item 7 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended to restate the second paragraph under Section 12 of the Offer to Purchase in full as follows:

     "The funds necessary to close the Offer and the Merger will come from Danaher's cash on hand."

Item 11.   Additional Information

     Item 11 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby further amended by:

     . restating subsection (C) of the first paragraph of Section 14 of the Offer to Purchase in full as follows:

           "(C) any consents from third parties will not have been obtained on or prior to the Expiration Date, except for those the failure of which to be obtained would not have a material adverse effect on Lifschultz, or";

     .     deleting the words found in subsection (D) of the first paragraph of
           Section 14 of the Offer to Purchase "prior to the time of acceptance for payment or payment for any Shares" and replacing the deleted words with the words "on or prior to the Expiration Date"; and

     .     restating the first sentence of the second to last paragraph of
           Section 14 of the Offer to Purchase in full as follows:

           "The foregoing conditions (including those set forth in clauses (A),
(B) and (C) of the initial paragraph) are for the sole benefit of Danaher and the Purchaser and may be asserted by Danaher or the Purchaser regardless of the circumstances (including any action or inaction by Danaher or the Purchaser) giving rise to any such conditions and may be waived by Danaher or the Purchaser in whole or in part at any time and from time to time (provided that no individual condition may be reasserted after it has been waived) on or prior to the Expiration Date, in each case, in the exercise of the sole discretion of Danaher and the Purchaser and subject to the terms of the Merger Agreement.
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2001.

                                    SALTWATER ACQUISITION CORP.



                                    By  /s/ Christopher C. McMahon
                                        --------------------------
                                        Name: Christopher C. McMahon
                                        Title: Vice President and Secretary


                                    DANAHER CORPORATION



                                    By  /s/ Christopher C. McMahon
                                        --------------------------
                                        Name:  Christopher C. McMahon
                                        Title: Vice President - Controller